UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on April 16, 2008 and Amendment No. 2 filed with the SEC on April 21, 2008 (as so amended and supplemented, the “Schedule TO”) by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 3 is being filed on behalf of Purchaser, Takeda America and TPC.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by providing the following information related to Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

On April 28, 2008, TPC and Millennium each received notice from the Federal Trade Commission that TPC’s and Millennium’s requests for early termination of the required waiting period with respect to the Offer and Merger have been granted, and that such waiting period has terminated.  Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.

On April 28, 2008, TPC received clearance from the Austrian Federal Competition Authority pursuant to part 1, chapter 3 of the Austrian Cartel Act 2005. Accordingly, the condition to the Offer that the Offer and the Merger be approved by the relevant governmental authorities of Austria has been satisfied.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008

MAHOGANY ACQUISITION CORP.

	By:	/s/ Iwaaki Taniguchi

Name: Iwaaki Taniguchi
Title: President

Dated: April 29, 2008

TAKEDA AMERICA HOLDINGS, INC.

	By:	/s/ Iwaaki Taniguchi

Name: Iwaaki Taniguchi
Title: President

Dated: April 29, 2008

TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Hiroshi Shinha

Name: Hiroshi Shinha
Title: Director and General Manager, Legal Department